Press Release

CAE reports first quarter fiscal year 2011 earnings per share of C$0.15

  C$366.7 million first quarter revenue compared to C$383.0 million in 2010
  17.0% first quarter operating margin
  C$426.5 million new orders for C$3.1 billion backlog
  Quarterly share dividend raised from C$0.03 to C$0.04

Montreal, August 11, 2010 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the first quarter ended June 30, 2010. Net earnings were C$39.4 million (C$0.15 per share), compared to C$27.2 million (C$0.11 per share) in the first quarter of last year, which included an after-tax restructuring charge of C$18.9 million (C$0.07 per share). Revenue was C$366.7 million, 4% lower compared to C$383.0 million in the first quarter last year. All financial information is in Canadian dollars.

“We are in the early stages of a market recovery and I am encouraged that in our first quarter we saw higher demand for civil training,” said Marc Parent, CAE’s President and Chief Executive Officer. “We are well positioned to benefit from the civil market recovery. We are also tracking toward another year of good order intake in our combined Military segments, anticipating 10-12% revenue growth.”

Mr. Parent added, “We have been able to maintain good margins in difficult market conditions. Based on our confidence in CAE’s business model and prospects, the Board of Directors has increased the quarterly dividend from $0.03 to $0.04 which will be paid on September 30, 2010 to shareholders of record at the close of business on September 15, 2010.”

Earnings before interest and taxes(1) (EBIT) were $62.2 million, or 17.0% of revenue.

Summary of consolidated results

(amounts in millions, except for operating margins)		Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010
Revenue		$366.7	395.9	382.9	364.5	383.0
Total segment operating income		$62.2	64.9	64.6	62.3	72.3
Restructuring charge		$–	(1.9)	(3.9)	(1.1)	(27.2)
Earnings before interest and income taxes (EBIT)		$62.2	63.0	60.7	61.2	45.1
As a % of revenue	%	17.0	15.9	15.9	16.8	11.8
Net earnings		$39.4	40.5	37.7	39.1	27.2
Backlog		$3,106.1	3,042.8	2,917.1	3,034.8	3,278.2

Military segments

Revenue for our combined Military segments decreased 2% to $182.2 million compared to $185.2 million in the first quarter last year. Simulation products revenue was down 2% to $115.8 million, mainly as a result of the back-ended profile of this year’s production and the lower contribution from some large programs we recently won that are still in early development. In addition, we faced unfavourable foreign exchange movements. In training and services, revenue was stable at $66.4 million.  We had higher activity in the U.S. and Europe which was offset by negative currency translation.

Combined Military operating income was $31.8 million and operating margin was 17.5% compared to $34.8 million and 18.8%, respectively, in the first quarter last year.

Our rolling twelve-month results in the combined Military segments are more representative of the segments’ performance as activity levels tend to vary between quarters. We continue to expect 10-12% revenue growth with 15% EBIT margins.

We received an order for a comprehensive CC-130J aircraft maintenance technician solution and in-service support for the Government of Canada and a C-130H full-mission simulator order for the Egyptian Air Force. As well, we were awarded a contract to perform a major upgrade on the Puma helicopter simulator located at CAE’s training facility for the UK Royal Air Force. Combined new Military orders in the quarter totaled $276.0 million for a book-to-sales ratio of 1.51x. The ratio was 1.31x for the last 12 months.

Civil segments

Revenue for our combined Civil segments decreased 7% to $184.5 million compared to $197.8 million in the first quarter last year. This was due mainly to a 19% decline in simulation products revenue to $66.9 million, reflecting the lasting effects of the civil aerospace industry downturn.  Our simulation products segment is bottoming as we work through a challenging backlog stemming from lower volumes and pricing. At the same time our training and services segment has begun to benefit from the civil aerospace recovery now underway. Revenue in training and services increased 3% to $117.6 million, notwithstanding the negative foreign exchange headwind, reflecting higher demand for training at our centres around the world.

Combined Civil operating income was $30.4 million and operating margin was 16.5% compared to $37.5 million and 19.0% in the first quarter last year.

We received $68.7 million in orders for simulation products including six full-flight simulators from aircraft manufacturers in support of their aircraft programs, a legacy airline in North America and a new customer in Asia. Book-to sales in simulation products was 1.03x. In training and services we booked orders to backlog with an expected value of $81.8 million.

New core markets

CAE Healthcare was awarded five contracts to supply its new CAE OwlTM simulation centre management system to Université Laval, The Michener Institute for Applied Health Sciences, the University of Ottawa and the Hôpital Sacré-Coeur de Montréal (HSCM). We also sold our first transthoracic echocardiography simulator, CAE VIMEDIXTM to the Beth Israel Deaconess Medical Center, a teaching hospital of Harvard Medical School.

In order to expand our entry into the mine simulation and optimization field we acquired Datamine, a company with an extensive product and consulting portfolio ranging from exploration data management and orebody modelling to mine planning and mine operations management.

Our New Core Market initiatives are part of our long-term strategy to leverage CAE’s modelling, simulation and training capabilities in new markets that have the same imperative to reduce risks and enhance operational efficiency as the civil aviation and defence sectors, where CAE is a world leader.

Additional financial highlights

The effect of translating the results of our self-sustaining subsidiaries into Canadian dollars negatively impacted this quarter’s revenue by $33.9 million and net earnings by $6.1 million, when compared to the first quarter of fiscal 2010.

Free cash flow(2) was negative $65.4 million. Change in non-cash working capital had a negative effect of $110.9 million, mainly as a result of lower accounts payable and higher receivables. We normally see lower free cash flow at the start of each fiscal year, which tends to improve as the year progresses.

Net debt(3)  was $296.7 million at June 30, 2010, up $116.9 million from last quarter.

Summary of segment financial results

(Amounts in millions, except operating margins, RSEU and FFSs deployed)

Training & Services/Civil (TS/C)

		Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010
Revenue		$117.6	113.6	102.4	102.8	114.7
Segment operating income		$22.2	21.0	17.4	15.9	20.8
Operating margins	%	18.9	18.5	17.0	15.5	18.1
Backlog		$706.8	728.7	755.9	792.3	906.9
RSEU		132	131	129	128	130
FFSs deployed		150	148	146	144	142

Simulation Products/Civil (SP/C)

		Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010
Revenue		$66.9	64.5	72.6	63.9	83.1
Segment operating income		$8.2	8.9	11.4	12.4	16.7
Operating margins	%	12.3	13.8	15.7	19.4	20.1
Backlog		$251.7	252.4	244.1	254.5	293.6

Simulation Products/Military (SP/M)

		Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010
Revenue		$115.8	149.3	140.4	137.4	118.5
Segment operating income		$18.0	25.8	23.4	24.3	22.2
Operating margins	%	15.5	17.3	16.7	17.7	18.7
Backlog		$921.2	868.0	815.3	889.8	1,072.5

Training & Services /Military (TS/M)

		Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010
Revenue		$66.4	68.5	67.5	60.4	66.7
Segment operating income		$13.8	9.2	12.4	9.7	12.6
Operating margins	%	20.8	13.4	18.4	16.1	18.9
Backlog		$1,226.4	1,193.7	1,101.8	1,098.2	1,005.2

Additional information

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated financial statements which are posted on our website at www.cae.com/Q1FY11.

CAE’s audited annual financial statements and management’s discussion and analysis for the year ended March 31, 2010 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q1 FY2011 and annual meeting of shareholders FY2010

CAE will hold its fiscal year 2010 annual meeting of shareholders today at 10:30 a.m. Eastern Time (ET). The meeting will be held at the Glenn Gould Studio, CBC Building, in Toronto and will be webcast live on CAE’s site at www.cae.com. At the meeting, members of CAE senior management will review the activities of the last fiscal year, present the financial results for the first quarter ended June 30 this year and discuss prospects for the current fiscal year.

CAE will also host a conference call focusing on fiscal year 2011 first quarter financial results today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. North American participants can listen to the conference by dialling +1-866-540-8136 or +1-514-868-1042. Overseas participants can dial +800-9559-6849 or +1-514-868-1042. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.5 billion, CAE employs more than 7,500 people at more than 100 sites and training locations in more than 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. Through our global network of 29 civil aviation and military training centres, we train more than 75,000 crewmembers yearly. We also offer modelling and simulation software to various market segments and, through CAE’s professional services division, we assist customers with a wide range of simulation-based needs. www.cae.com

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2010. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). You will also find on our web site the English MD&A for the fiscal 2011 first quarter. The forward-looking statements contained in this news release represent our expectations as of August 11, 2010 and, accordingly, are subject to change after this date. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

 (1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

 (2) Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid and adding proceeds from sale of property, plant and equipment.

(3) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited) (amounts in millions of Canadian dollars)	As at June 30 2010	As at March 31 2010
Assets
Current assets
Cash and cash equivalents	$200.5	$312.9
Accounts receivable	260.9	237.5
Contracts in progress	237.7	220.6
Inventories	136.7	126.9
Prepaid expenses	33.6	33.7
Income taxes recoverable	30.1	24.3
Future income taxes	5.2	7.1
	$904.7	$963.0
Property, plant and equipment, net	1,164.7	1,147.2
Future income taxes	83.1	82.9
Intangible assets	139.7	125.4
Goodwill	182.5	161.9
Other assets	153.2	141.5
	$2,627.9	$2,621.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$415.1	$467.8
Deposits on contracts	212.0	199.7
Current portion of long-term debt	53.6	51.1
Future income taxes	18.8	23.0
	$699.5	$741.6
Long-term debt	443.6	441.6
Deferred gains and other long-term liabilities	204.8	200.5
Future income taxes	88.8	82.4
	$1,436.7	$1,466.1

Shareholders’ equity
Capital stock	$442.1	$441.5
Contributed surplus	12.1	10.9
Retained earnings	950.5	918.8
Accumulated other comprehensive loss	(213.5)	(215.4)
	$1,191.2	$1,155.8
	$2,627.9	$2,621.9

Consolidated Statements of Earnings

(Unaudited) three months ended June 30 (amounts in millions of Canadian dollars, except per share amounts)
	2010	2009
Revenue	$366.7	$383.0
Earnings before restructuring, interest and income taxes	$62.2	$72.3
Restructuring charge	–	27.2
Earnings before interest and income taxes	$62.2	$45.1
Interest expense, net	6.9	6.6
Earnings before income taxes	$55.3	$38.5
Income tax expense	15.9	11.3
Net earnings	$39.4	$27.2
Basic and diluted earnings per share	$0.15	$0.11
Weighted average number of shares outstanding (basic)	256.5	255.4
Weighted average number of shares outstanding (diluted)(1)	256.6	255.4

(1) For the three months ended June 30, 2009, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited) three months ended June 30, 2010 (amounts in millions of Canadian dollars, except number of shares)
	Common Shares		Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Number of Shares	Stated Value
Balance,
beginning of period	256,516,994	$441.5	$10.9	$918.8	$(215.4)	$1,155.8
Stock options exercised	39,200	0.3	–	–	–	0.3
Transfer upon exercise of stock options	–	0.2	(0.2)	–	–	–
Stock dividends	11,751	0.1	–	(0.1)	–	–
Stock-based compensation	–	–	1.4	–	–	1.4
Net earnings	–	–	–	39.4	–	39.4
Dividends	–	–	–	(7.6)	–	(7.6)
Other comprehensive income	–	–	–	–	1.9	1.9
Balance,
end of period	256,567,945	$442.1	$12.1	$950.5	$(213.5)	$1,191.2

(Unaudited) three months ended June 30, 2009 (amounts in millions of Canadian dollars, except number of shares)
	Common Shares		Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Number of Shares	Stated Value
Balance,
beginning of period	255,146,443	$430.2	$10.1	$805.0	$(47.5)	$1,197.8
Stock options exercised	401,745	2.1	–	–	–	2.1
Transfer upon exercise of stock options	–	1.1	(1.1)	–	–	–
Stock dividends	11,924	0.1	–	(0.1)	–	–
Stock-based compensation	–	–	0.8	–	–	0.8
Net earnings	–	–	–	27.2	–	27.2
Dividends	–	–	–	(7.6)	–	(7.6)
Other comprehensive loss	–	–	–	–	(35.9)	(35.9)
Balance,
end of period	255,560,112	$433.5	$9.8	$824.5	$(83.4)	$1,184.4

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited) three months ended June 30 (amounts in millions of Canadian dollars)
	2010	2009
Net earnings	$39.4	$27.2
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustment
Net foreign exchange gains (losses) on translation of financial statements of self-sustaining foreign operations	$15.5	$(54.2)
Net change in losses on certain long-term debt denominated in foreign currency and designated as hedges on net investments in self-sustaining foreign operations	(4.2)	(1.9)
Reclassification to income	(0.3)	–
Income taxes	–	1.7
	$11.0	$(54.4)
Net changes in cash flow hedge
Net change in (losses) gains on derivative items designated as hedges of cash flows	$(4.4)	$13.2
Reclassifications to income or to the related non-financial assets or liabilities	(8.4)	13.3
Income taxes	3.7	(8.0)
	$(9.1)	$18.5
Total other comprehensive income (loss)	$1.9	$(35.9)
Comprehensive income (loss)	$41.3	$(8.7)

Consolidated Statement of Accumulated Other Comprehensive Loss

(Unaudited) as at June 30, 2010 (amounts in millions of Canadian dollars)	Foreign Currency Translation Adjustment	Cash Flow Hedge	Accumulated Other Comprehensive Loss
Balance in accumulated other comprehensive loss, beginning of period	$(226.4)	$11.0	$(215.4)
Details of other comprehensive income:
Net change in gains (losses)	11.3	(4.4)	6.9
Reclassification to income or to the related non-financial assets or liabilities	(0.3)	(8.4)	(8.7)
Income taxes	–	3.7	3.7
Total other comprehensive income	$11.0	$(9.1)	$1.9
Balance in accumulated other comprehensive loss, end of period	$(215.4)	$1.9	$(213.5)

Consolidated Statements of Cash Flows

(Unaudited) three months ended June 30 (amounts in millions of Canadian dollars)
	2010	2009
Operating activities
Net earnings	$39.4	$27.2
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	18.0	19.3
Financing cost amortization	0.2	0.2
Amortization of intangible and other assets	4.9	4.0
Future income taxes	4.2	7.0
Investment tax credits	(1.1)	(1.7)
Stock-based compensation plans	5.7	0.8
Employee future benefits, net	1.3	(0.7)
Amortization of other long-term liabilities	(1.8)	(1.8)
Other	(4.2)	(6.2)
Changes in non-cash working capital	(110.9)	(68.0)
Net cash used in operating activities	$(44.3)	$(19.9)
Investing activities
Business acquisitions, net of cash and cash equivalents acquired	$(18.1)	$(17.7)
Joint venture, net of cash and cash equivalents acquired	(1.9)	–
Capital expenditures	(22.3)	(32.0)
Proceeds from disposal of property, plant and equipment	–	7.6
Deferred development costs	(3.0)	(3.1)
Other	(5.0)	(1.5)
Net cash used in investing activities	$(50.3)	$(46.7)
Financing activities
Proceeds from long-term debt, net of transaction costs and hedge accounting adjustment	$5.4	$145.2
Repayment of long-term debt	(7.1)	(84.5)
Proceeds from capital lease	–	16.9
Repayments of capital lease	(1.2)	(0.4)
Dividends paid	(7.6)	(7.6)
Common stock issuance	0.3	2.1
Other	(8.0)	(1.4)
Net cash (used in) provided by financing activities	$(18.2)	$70.3
Effect of foreign exchange rate changes on cash and cash equivalents	$0.4	$(5.9)
Net decrease in cash and cash equivalents	$(112.4)	$(2.2)
Cash and cash equivalents, beginning of period	312.9	195.2
Cash and cash equivalents, end of period	$200.5	$193.0